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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2020   AND ENDING   12/31/2020

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HRC FUND ASSOCIATES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street - 20th Floor

(No. and Street)

New York   **NY**   **10005**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Daniels   **212-751-4422**

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith&Brown, PC

(Name -- if individual, state last, first, middle name)

1411 Broadway   **New York**   **NY**   **10018**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Scott Daniels__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __HRC FUND ASSOCIATES LLC__ , as of __December 31__ __20 20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

__FINOP__
_____
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ _2022_

This report** contains (check all applicable boxes):

[x] (a) Facing page.

[x] (b) Statement of Financial Condition.

[ ] (c) Statement of Income (Loss).

[ ] (d) Statement of Cash Flows

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[ ] (o) Report of Independent Auditor on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

[ ] (p) Report of Registered Public Accounting Firm on the Exemption Report Required by Rule 17a-5 Under the Securities & Exchange Act of 1934.

[ ] (q) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2020

HRC FUND ASSOCIATES, LLC

CONTENTS

withum＋

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
HRC Fund Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HRC Fund Associates, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 23, 2021

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	836,922
Fees receivable		62,307
Fees receivable - affiliate		368,466
Prepaid expenses		45,675
	$	1,313,370

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	42,710
Taxes payable		1,893
Due to affliliate		127,360
		171,963
Members' equity		1,141,407
	$	1,313,370

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies

Nature of Business

HRC Fund Associates, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of acting as a placement agent (or finder) for hedge funds and similar private investment funds and marketing agent for registered mutual funds. The Company markets these mutual funds exclusively to other registered broker-dealers and financial consultants and does not transact any wholesale or retail sales of mutual fund shares. The Company is registered as a broker-dealer in 44 states and has one office located in New York City.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers its investments in a short-term money market account to be cash equivalents.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts. Fees receivable are written off when management determines the fees are not collectible. No allowance for doubtful accounts was required at December 31, 2020.

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening members' equity as of the beginning of the first effective reporting period. The Company believes there is no impact to opening members' equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregation of revenue can be found on the statement of operations for the year ending December 31, 2020 by type of revenue streams. Our principle sources of revenue is derived from marketing fees. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of marketing fees.

The Company enters into arrangements with pooled investments (funds) or other managed accounts to distribute shares to investors. The Company may receive marketing fees paid by the fund up front, or over time or a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly. The Company had Fees Receivable of $62,307 and $10,000 at December 31, 2020 and December 31, 2019, respectively. The Company had no contract assets or contract liabilities at December 31, 2020 and December 31, 2019.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company, however, is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2016.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Service Agreement

Pursuant to a service agreement, an affiliate of the Company provides various services and other operating assistance to the Company. The agreement provides for professional services, physical premises, utilities, and the use of fixed assets, travel, insurance, subscriptions, taxes, personnel, and other general and administrative services. The total amount charged by the affiliate, under this agreement, was approximately $4,421,000 for the year ended December 31, 2020. At December 31, 2020 the amount due to the affiliate for fees pursuant to the service agreement was approximately $127,000.

An affiliate of the Company provides bookkeeping, accounting, tax preparation and compliance services. The total amount charged by the affiliate was approximately $83,000 for the year ended December 31, 2020. At December 31, 2020 approximately $1,000 was due to the affiliate for such services and is included in accounts payable and accrued in the statement of financial condition.

2. Related party transactions

Major Customer

Fees earned from an affiliated customer accounted for 96% of the marketing fees earned in 2020 and 86% of the fees receivable at December 31, 2020.

3. Net capital requirement

The Company, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $665,000, which was approximately $653,000 in excess of its minimum requirement of approximately $11,000.

4. Gain on sale of assets

In February of 2018 the Company and its affiliate closed on a transaction to sell certain exclusive marketing and placement agent rights (the "Assets") to an unrelated third party. The Company recognized the portion of the sale of assets in 2020 that was not related to variable uncertainties in the future. In February 2020 the Company received a final payment of $973,000 related to the sale of the Assets, the uncertainties for that portion were resolved and conditions for the payment met on February 5, 2020.

5. Income taxes

The Company recorded income tax expense of approximately $2,600 for the year ended December 31, 2020 in the accompanying financial statements. As of December 31, 2020, the Company had a net payable of $1,893 included in liabilities on the accompanying statement of financial condition relative to current taxes.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

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6. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions, which at times, may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.   The Company is subject to credit risk should these financial institutions be unable to fulfill their obligation.

7. Novel Coronavirus

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declares COVID-19 a "Public Health Emergency of International Concern." The Global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

8. Subsequent events

There are no other subsequent events which require disclosure in the notes to the financial statements.